Filed pursuant to Rule 433

Pricing Term Sheet, dated December 8, 2021 relating to

Preliminary Prospectus Supplement, dated December 8, 2021

to Prospectus, dated December 8, 2021

Registration No. 333-261531

Athene Holding Ltd.

Pricing Term Sheet

December 8, 2021

3.450% Senior Notes Due 2052 (the “Notes”)

This pricing term sheet supplements the preliminary prospectus supplement filed by Athene Holding Ltd. on December 8, 2021 (the “Preliminary Prospectus Supplement”) relating to its prospectus dated December 8, 2021.

Issuer:	Athene Holding Ltd. (“Issuer”)

Legal Format:	SEC Registered

Aggregate Principal Amount:	$500,000,000

Coupon:	3.450%

Ranking:	Senior Unsecured

Maturity Date:	May 15, 2052

Price to the Public:	99.983% of principal amount plus accrued interest, if any, from December 13, 2021

Net Proceeds to Issuer Before Expenses:	$495,540,000

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing on May 15, 2022

Day Count Convention:	30/360

Benchmark Treasury:	UST 2.000% Due August 15, 2051

Spread to Benchmark Treasury:	T+157 bps

Benchmark Treasury Price/Yield:	102-22+ / 1.881%

Re-Offer Yield:	3.451%

Trade Date:	December 8, 2021

Settlement Date*:	December 13, 2021 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Expected Security Ratings (S&P / Fitch)**:	A- (Positive) / BBB (Positive)

Optional Redemption:

At any time and from time to time prior to November 15, 2051, the notes will be redeemable at the Issuer’s option, in whole or in part, for cash, at a redemption price equal to the greater of 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date and the “Make-Whole Redemption Amount” calculated as described in the Preliminary Prospectus Supplement at the rate of T+25 bps, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time and from time to time on or after November 15, 2051, the notes will be redeemable at the Issuer’s option, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	04686JAE1 / US04686JAE10

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. RBC Capital Markets, LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

*

The issuer expects that delivery of the notes will be made to investors on or about December 13, 2021 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery should consult their own advisor.

**

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the securities ratings should be evaluated independently of any other security rating.

The Issuer has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that shelf registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus can be obtained by contacting BofA Securities, Inc. toll-free at (800) 294-1322, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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